XLI Technologies, Inc.
6795 Edmond St., 3rd Floor

Las Vegas, NV 89118

January 9, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	XLI Technologies, Inc. Registration Statement on Form S-1, filed on April 1, 2016 and amended on June 13, 2016 (File No. 333-210562)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), XLI Technologies, Inc. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the immediate withdrawal of the Company’s registration statement on Form S-1 (File No. 333-210562) together with all exhibits and amendments thereto, which was filed on April 1, 2016 and amended on June 13, 2016 (the “Registration Statement”).

The Company is seeking withdrawal of the Registration Statement because the Company has or intends to make changes to the terms of the agreement for which the Registration Statement was filed. The Registration Statement has not been declared effective by the Commission, and the Company confirms that no securities were sold in connection with the resale offering described in the Registration Statement.

Accordingly, we request that the Commission issue an order granting the withdrawal of the Registration Statement (the “Order”) effective as of the date hereof or at the earliest practicable date hereafter. Please provide a copy of the Order to the undersigned via email at jps@boschmediacorp.com with a copy to Marc J. Ross, Esq. of Sichenzia Ross Ference Kesner LLP, via email at mross@srfk.com.

In accordance with Rule 457(p) under the Securities Act, the Company also requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account for future use.

Should you have any questions, please contact Marc J. Ross at (212) 930-9700.

XLI TECHNOLOGIES, INC.

By:	/s/ James Schramm
Name:	James Schramm
Title:	Chief Executive Officer

cc:	Marc J. Ross Sichenzia Ross Ference Kesner LLP